Exhibit 99.2

MAG SILVER CORP. Consolidated Financial Statements (expressed in US$) For the year ended December 31, 2012 Dated: March 27, 2013

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 West Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX:MAG NYSE MKT:MVG www.magsilver.com info@magsilver.com

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, management’s discussion and analysis (“MD&A”) and all financial information in the Annual Report for MAG Silver Corp. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators, as required in Canada by National Instrument 52-109 – Certification of Disclosure, and in the United States with the U.S. Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors, assesses the adequacy of our internal controls, including management’s assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board of Directors for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

/s/ “Daniel MacInnis”                                                                           /s/ “Larry Taddei”
Daniel MacInnis                                                                                     Larry Taddei
Chief Executive Officer                                                                          Chief Financial Officer

March 27, 2013

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC  V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of MAG Silver Corp.

We have audited the accompanying consolidated financial statements of MAG Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2012, December 31, 2011 and January 1, 2011 and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MAG Silver Corp. and subsidiaries as at December 31, 2012, December 31, 2011 and January 1, 2011 and its financial performance and its cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ “Deloitte LLP”
Independent Registered Chartered Accountants
March 27, 2013
Vancouver, Canada

MAG SILVER CORP.
Consolidated Statements of Financial Position

(expressed in US$ dollars unless otherwise stated)	December 31, 2012	December 31, 2011	January 1, 2011
		(Note 2(k))	(Note 2(k))
ASSETS

CURRENT
Cash	$40,621,158	$26,217,409	$40,040,071
Accounts receivable (Note 3)	572,295	805,106	2,220,754
Marketable securities (Note 4)	430,806	496,365	682,541
Prepaid expenses	183,907	106,755	86,272
TOTAL CURRENT ASSETS	41,808,166	27,625,635	43,029,638
EQUIPMENT (Note 5)	102,941	140,195	181,370
INVESTMENT IN ASSOCIATE (Note 6)	19,502,181	14,910,985	12,341,390
EXPLORATION AND EVALUATION ASSETS (Note 7)	69,137,552	60,952,340	52,150,775
TOTAL ASSETS	$130,550,840	$103,629,155	$107,703,173

LIABILITIES

CURRENT
Trade and other payables	$1,315,261	$1,845,968	$2,332,777
COMMITMENTS (Notes 7 and 14)

DEFERRED INCOME TAXES (Note 15)	-	840,052	-

TOTAL LIABILITIES	1,315,261	2,686,020	2,332,777

EQUITY

Share capital (Note 8)
Authorized - unlimited common shares,
without par value
Issued and outstanding common shares
at Dec. 31, 2012 - 60,023,835 (Dec. 31, 2011 - 55,667,139)	178,387,343	139,021,383	136,022,148
Share option reserve	14,030,576	13,250,112	11,301,061
Accumulated other comprehensive income	3,389,586	2,929,244	4,054,048
Deficit	(66,571,926)	(54,257,604)	(46,006,861)
TOTAL EQUITY	129,235,579	100,943,135	105,370,396
TOTAL LIABILITIES AND EQUITY	$130,550,840	$103,629,155	$107,703,173

SUBSEQUENT EVENTS (Note 17)

ON BEHALF OF THE BOARD (approved on March 27, 2013)

/s/ "Derek White"
Derek White, Director

/s/ "Jonathan Rubenstein"
Jonathan Rubenstein, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Consolidated Statements of Loss and Comprehensive Loss
(expressed in US$ dollars unless otherwise stated)

	For the	For the
	year ended	year ended
	December 31	December 31
	2012	2011
		(Note 2(k))
EXPENSES
Accounting and audit	$661,079	$781,167
Amortization	44,301	61,308
Filing and transfer agent fees	170,470	194,069
Foreign exchange (gain) loss	(329,076)	174,064
General office expenses	1,270,000	819,511
Legal	1,170,247	1,511,268
Management and consulting fees	2,257,413	2,098,116
Exploration and evaluation costs written off (Note 7)	3,364,479	531,515
Share based payment expense (Note 8)	3,409,001	2,970,112
Shareholder relations	764,643	342,110
Travel	380,998	292,137
	13,163,555	9,775,377
INTEREST INCOME	213,742	512,395
ARBITRATION AWARD (Note 16)	-	1,858,120
IMPAIRMENT OF INVESTMENT
IN AVAILABLE-FOR-SALE SECURITIES (Note 4)	(204,561)	-
LOSS ON WARRANT MARK-TO-MARKET (Note 4)	-	(5,829)
LOSS FOR THE YEAR BEFORE INCOME TAX	$(13,154,374)	$(7,410,691)

DEFERRED INCOME TAX RECOVERY (EXPENSE) (Note 15)	840,052	(840,052)
LOSS FOR THE YEAR	$(12,314,322)	$(8,250,743)

OTHER COMPREHENSIVE INCOME (LOSS)
CURRENCY TRANSLATION ADJUSTMENT	321,340	(643,233)
UNREALIZED LOSS ON
MARKETABLE SECURITIES, NET OF TAX (Note 4)	(65,559)	(481,571)
RECLASSIFICATION OF UNREALIZED LOSSES (Note 4)	204,561	-
	460,342	(1,124,804)

TOTAL COMPREHENSIVE LOSS	$(11,853,980)	$(9,375,547)

BASIC AND DILUTED
LOSS PER SHARE	$(0.22)	$(0.15)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	57,082,723	55,474,144

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Consolidated Statements of Changes in Equity
(expressed in US$ unless otherwise stated)						Accumulated
					Unrealized	other
			Share	Currency	gain (loss) on	comprehensive		Total
	Share capital		Option	translation	marketable	income (loss)		shareholders'
	Shares	Amount	Reserve	adjustment	securities	("AOCL")	Deficit	equity
Balance, January 1, 2011 (Note 2(k))	55,161,614	$136,022,148	$11,301,061	$3,687,605	$366,443	$4,054,048	$(46,006,861)	$105,370,396
Stock options exercised (Note 8b)	505,525	2,999,235	(1,021,061)	-	-	-	-	1,978,174
Share based payment
expense (Note 8b)	-	-	2,970,112	-	-	-	-	2,970,112

Currency translation adjustment	-	-	-	(643,233)	-	(643,233)	-	(643,233)
Unrealized loss on marketable
securities (Note 4)	-	-	-	-	(481,571)	(481,571)	-	(481,571)
Net loss	-	-	-	-	-	-	(8,250,743)	(8,250,743)
Total Comprehensive Loss	-	-	-					(9,375,547)

Balance, Dec. 31, 2011 (Note 2(k))	55,667,139	$139,021,383	$13,250,112	$3,044,372	$(115,128)	$2,929,244	$(54,257,604)	$100,943,135
Stock options exercised (Note 8b)	830,486	8,079,607	(2,628,537)	-	-	-	-	5,451,070
Share based payment								-
expense (Note 8b)	-	-	3,409,001	-	-	-	-	3,409,001
Shares issued, net of issue costs	3,526,210	31,286,353						31,286,353

Currency translation adjustment	-	-	-	321,340	-	321,340	-	321,340
Unrealized gain on marketable
securities (Note 4)	-	-	-	-	(65,559)	(65,559)	-	(65,559)
Reclassification of
unrealized losses (Note 4)					204,561	204,561		204,561
Net loss	-	-	-	-	-	-	(12,314,322)	(12,314,322)
Total Comprehensive Loss								(11,853,980)

Balance, December 31, 2012	60,023,835	$178,387,343	$14,030,576	$3,365,712	$23,874	$3,389,586	$(66,571,926)	$129,235,579

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Consolidated Statements of Cash Flows
(expressed in US dollars unless otherwise stated)

	For the	For the
	year ended	year ended
	December 31	December 31
	2012	2011
		(Note 2(k))
OPERATING ACTIVITIES
Loss for the year	$(12,314,322)	$(8,250,743)
Items not involving cash:
Amortization (Note 5)	44,301	61,308
Loss on warrant mark-to-market	-	5,829
Deferred income tax (recovery) expense (Note 15)	(840,052)	840,052
Exploration and evaluation assets written off (Note 7)	3,364,479	531,515
Share based payment expense (Note 8)	3,409,001	2,970,112

Changes in operating assets and liabilities
Accounts receivable	232,811	1,415,648
Prepaid expenses	(77,152)	(20,483)
Trade and other payables	(99,176)	(805,298)
Net cash used in operating activities	(6,280,110)	(3,252,060)

INVESTING ACTIVITIES
Investment in associate (Note 6)	(4,577,611)	(2,583,367)
Exploration and evaluation expenditures (Note 7)	(11,981,221)	(9,014,714)
Purchase of equipment and leasehold improvements (Note 5)	(4,132)	(22,623)
Purchase of marketable securities	-	(322,301)
Impairment of investment in available-for-sale securities (Note 4)	204,561	-
Net cash used in investing activities	(16,358,403)	(11,943,005)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options (Note 8)	5,451,070	1,978,174
Issuance of common shares, net of share issue costs (Note 8)	31,286,353	-
Net cash from financing activities	36,737,423	1,978,174

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	304,839	(605,771)

INCREASE (DECREASE) IN CASH	14,403,749	(13,822,662)
CASH, BEGINNING OF YEAR	26,217,409	40,040,071
CASH, END OF YEAR	$40,621,158	$26,217,409

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

1.           NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to the TSX on October 5, 2007.

The Company is an exploration and predevelopment company working on mineral properties in Mexico that it has staked or acquired by way of option agreement.  The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:
1600 – 925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2

Head office and principal place of business:
770 – 800 West Pender Street
Vancouver, British Columbia,
Canada V6C 2V6

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The accounting policies set out below have been applied consistently by the Company and its subsidiaries to all periods presented herein, with the exception of the change in presentation currency effective January 1, 2012 (Note 2 (k) below).

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

(a)           Basis of consolidation

These consolidated financial statements include the accounts of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at December 31, 2012 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.  All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

These consolidated financial statements also include the Company’s 44% interest in the Juanicipio Joint Venture (Note 6), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b)           Investments in Associates

The Company conducts a portion of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate.  When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

(c)           Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, recoveries of receivable balances, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated.

(d)           Critical judgments

The Company reviews and assesses the carrying amount of exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgement, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see notes 2 (b) and 2 (g)).

The Company has performed analysis of the functional currency for each subsidiary, and noted the majority of operating expenditures were either denominated in the United States dollar (“US$”) or determined by the US$.  Consequently, the Company concluded that the US$, with the exception of the parent entity which has a Canadian dollar (“C$”) functional currency, is the currency that mainly influences the cost of providing goods and services in each of the Mexican subsidiaries of the Company, and in its Mexican Associate.  The Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(e)           Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. The Company classifies financial instruments as either held-to-maturity, available-for-sale, fair value through profit or loss (“FVTPL”), loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities, are subsequently measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss.

The Company has designated its cash as FVTPL, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

Marketable securities such as warrants, that meet the definition of a derivative are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in the statement of comprehensive loss. All of the Company’s other marketable securities have been designated as available-for-sale, and are reported at fair value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in profit or loss until realized, and currency translation adjustments on its net investment in foreign operations.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

Available-for-sale financial assets are assessed at each reporting date for objective evidence of significant or prolonged decline in fair value requiring impairment. The evaluation includes an analysis of the fact and circumstances of the financial assets, the market price of the actively traded securities and other financial assets, the severity of the loss, the financial position and near-term prospects of the investment, length of time the fair value has been below costs, evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook.

(f)           Cash

Due to the low market interest rate on deposits and the need to maintain resources liquid for the Company’s ongoing exploration activities, management has maintained the Company’s cash in high interest savings accounts.

(g)           Exploration and evaluation assets

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of loss.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.  If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized.  A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

(h)           Equipment

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment                                                       30% declining balance
Field equipment                                                                30% declining balance
Leasehold improvements                                                straight line over lease term

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment, and depreciated over their respective useful lives.

(i)           Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values.  Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)           Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets.  The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision for closure and reclamation as at December 31, 2012 or December 31, 2011.

(k)	Functional currency and change in presentation currency

The functional currency of the parent company MAG is the Canadian dollar (“C$”) and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar (“US$”). Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Effective January 1, 2012, the Company changed its presentation currency from the C$ to the US$. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry.  In making this change to the US$ presentation currency, the Company followed the guidance in IAS 21 The Effects of Changes in Foreign Exchange Rates and have applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. In accordance with IAS 21, the financial statements for all years and periods presented have been translated to the new US$ presentation currency as follows:

•
All assets and liabilities have been translated from their functional currency into the new US$ presentation currency using the closing current exchange rate at the date of each statement of financial position (December 31, 2011: $0.9833US; January 1, 2011: $1.0054US)

•	Income and expenses for each statement of loss and comprehensive loss presented have been retranslated at average exchange rates prevailing during each reporting period;

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

•	Equity balances have been retrospectively translated at historical rates prevailing during the period incurred; and

•	All resulting exchange differences have been recognized in other comprehensive income and accumulated as a separate component of equity (cumulative translation adjustment).

The loss per share for the year previously reported as C$0.15 is reported under the US$ presentation currency as $0.15.

(l)           Foreign currency transactions

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(m)           Loss per common share

Basic loss per share calculations is based on the weighted average number of common shares outstanding.

Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

As at December 31, 2012, the Company had 3,963,717 (December 31, 2011: 4,123,618) common share equivalents consisting of the common shares issuable upon the exercise of outstanding exercisable stock options.  These common share equivalents were not included for the purpose of calculating diluted earnings per share as their effect would be anti-dilutive.

(n)           Share based payments

The fair value of all share-based payment expense and other share-based payments are estimated as of the date of the grant using the Black-Scholes-Merton option valuation model and are recorded in profit and loss over their vesting periods.  Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

(o)           Changes in Accounting Standards

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

IAS 1, Presentation of Financial Statements, retains current IAS 1 presentation standards, but requires disclosure of Other Comprehensive Income (Loss) items distinguishing between those that are recycled to profit and loss and those that are not recycled. Retrospective application is required, and the standard is effective for annual periods beginning on or after July 1, 2012.

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2015, with early application permitted.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013.

IAS 27 Consolidated and Separate Financial Statements, as amended in May 2011, provides guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements. It will have no impact on consolidated financial statements and is effective for annual periods beginning on or after January 1, 2013.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

IAS 28 Investments in Associates as amended in May 2011, provides detailed guidance on the application of the equity method to associates, subsidiaries and joint ventures (previously excluded from this standard),  and is effective for annual periods beginning on or after January 1, 2013.

IFRS 10, 11, and 12 and IAS 27 and 28 must be adopted concurrently. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

3.           ACCOUNTS RECEIVABLE

	Dec. 31, 2012	Dec. 31, 2011
Harmonized sales tax ("HST") recoverable	$73,965	$186,430
Mexican value added tax ("IVA") recoverable	478,944	582,302
Interest receivable	19,386	24,950
Other	-	11,424
	$572,295	$805,106

All amounts are current and expected to be recovered within a year.

4.	MARKETABLE SECURITIES

At December 31, 2012, the Company holds the following marketable securities:

							Dec. 31,
		December 31, 2012					2011
		Number		Accumulated
		of		Unrealized
		Shares	Cost	Gains (losses)	Impairment	Fair Value	Fair Value
Available-for-sale securities
Fresnillo PLC	(1)	1,000	$9,915	$20,107	$-	$30,022	$23,153
Canasil Resources Inc.	(2)	2,750,000	605,345	-	(204,561)	400,784	473,212
			615,260	20,107	(204,561)	430,806	496,365

(1) In 2008, the Company purchased 1,000 shares of Fresnillo plc, a company which holds a 56% interest in Minera Juanicipio, S.A. De C.V. (Note 6).

(2)  In 2010, the Company acquired, by way of private placement, 1.5 million units of Canasil Resources Inc. (“Canasil”) as required under the Esparanza Option agreement (Note 7d), for total consideration of $139,869.  The units were comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share of Canasil at a price of C$0.15 until August 27, 2011. On May 16, 2011, the Company exercised the 750,000 warrants at a deemed cost including cash and the fair value of the warrants, totaling $261,758.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

In 2011, the Company further subscribed to 500,000 units of Canasil, at a price of C$0.40 per unit for total consideration of $206,820, fulfilling an obligation under the Esparanza Option agreement (Note 7d). The units were comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share of Canasil at a price of C$0.60 on or prior to May 6, 2012.  The 250,000 warrants expired unexercised.

During the year ended December 31, 2012, the Company initially recorded an unrealized loss of $65,559, net of tax, (unrealized loss of $481,571 net of tax for the year ended December 31, 2011) in other comprehensive income (loss) on the above marketable securities designated as available-for-sale instruments. Available-for-sale financial assets are assessed at each reporting date for objective evidence of significant or prolonged decline in fair value requiring impairment. As at December 31, 2012, after management’s review and based on objective evidence, an impairment of $204,561 (2011: nil) was recognized in the consolidated statement of loss which represents the difference between the carrying value and the fair market value at the measurement date.

5.	EQUIPMENT

Cost	Computer equipment	Field equipment	Leasehold improvements	Total
Balance as at January 1, 2011	$223,716	$162,893	$7,707	$394,316
Additions	22,623	-	-	22,623
Translation adjustment	(4,919)	(3,581)	(169)	(8,669)
Balance as at December 31, 2011	$241,420	$159,312	$7,538	$408,270
Additions	4,132	-	-	4,132
Translation adjustment	5,360	3,532	167	9,059
Balance as at December 31, 2012	$250,912	$162,844	$7,705	$421,461

Accumulated depreciation	Computer equipment	Field equipment	Leasehold improvements	Total
Balance as at January 1, 2011	$111,539	$99,481	$1,926	$212,946
Additions	40,694	19,070	1,544	61,308
Translation adjustment	(3,446)	(2,653)	(80)	(6,179)
Balance as at December 31, 2011	$148,787	$115,898	$3,390	$268,075
Additions	29,518	13,250	1,533	44,301
Translation adjustment	3,430	2,631	83	6,144
Balance as at December 31, 2012	$181,735	$131,779	$5,006	$318,520

Carrying amounts	Computer equipment	Field equipment	Leasehold improvements	Total
At December 31, 2011	$92,633	$43,414	$4,148	$140,195
At December 31, 2012	$69,177	$31,065	$2,699	102,941

6.           INVESTMENT IN ASSOCIATE (“MINERA JUANICIPIO S.A. DE C.V.”)

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate transactions to acquire 100% of the Vendor Corporation, the Company acquired a 100% interest in the Juanicipio property effective July 16, 2003.  Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000,000 of exploration on the property over four years and Peñoles purchasing $1,000,000 of common shares of the Company in two tranches for $500,000 each.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  In December 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

		Dec. 31, 2012	Dec. 31, 2011
	Joint venture oversight expenditures incurred 100% by MAG	879,851	431,767
	Cash contributions to Minera Juanicipio (1)	3,697,760	2,151,600
	Total for the current year	4,577,611	2,583,367
	Balance, beginning of year (January 1, 2012 and 2011)	14,910,985	12,341,390
		$19,488,596	$14,924,757
	Translation adjustment	13,585	(13,772)
	Balance, end of year	$19,502,181	$14,910,985

(1)	Represents the Company's 44% share of Minera Juanicipio cash contributions for the period.

Summary of financial information of Minera Juanicipio:

Evaluation and exploration expenditures incurred directly by Minera Juanicipio for the year ended December 31, 2012 amounted to $5,153,997 (2011: $5,556,160).

At December 31, 2012, the assets of Minera Juanicipio consisted of cash and short term investments in the amount of $2,404,000 (2011: $14,000), value added taxes recoverable and other receivables in the amount of $1,285,000 (2011: $907,000) and mineral, surface rights and exploration expenditures in the amount of $36.0 million (2011: $30.8 million).  Payables to Peñoles and other vendors for exploration work amounted to $77,000 (2011: $207,000), deferred income taxes of nil (2011: $531,000) and shareholders’ equity was $39.6 million (2011: $31.0 million).  There are no expenses or income in Minera Juanicipio, as all mineral, surface rights and exploration expenditures are capitalized.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

7.           EXPLORATION AND EVALUATION ASSETS

The Company has the following exploration and evaluation assets:

	Year ended December 31, 2012
	Cinco de	Lagartos	(Batopilas)
	Mayo	Properties	Don Fippi	Esperanza	Mojina	Other	Total
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$20,000	$-	$-	$175,739	$81,132	$-	$276,871
Camp costs	388,230	27,416	4,093	56,078	54,786	2,183	532,786
Drilling	4,768,598	96,420	-	857,168	107,291	-	5,829,477
Geochemical	850,916	27,717	-	18,349	46,755	-	943,737
Geological	1,796,736	58,638	14,272	221,266	75,879	13,900	2,180,691
Geophysical	-	-	-	-	-	-	-
Gov't fees and licenses	96,615	806,107	24,524	109,675	21,846	238,467	1,297,234
Metallurgical	34,579	-	-	-	-	-	34,579
Site administration	155,732	2,983	2,497	18,140	8,646	1,670	189,668
Transport and shipping	103,623	5,576	4,203	8,228	7,511	100	129,241
Travel	114,850	2,371	4,198	7,092	3,191	3,705	135,407
Total for the year	8,329,879	1,027,228	53,787	1,471,735	407,037	260,025	11,549,691
Balance January 1, 2012	35,603,077	12,017,484	6,135,507	996,645	1,017,834	5,181,793	60,952,340
Less amounts written off	-	(896,099)	-	(2,468,380)	-	-	(3,364,479)
Balance, Dec. 31, 2012	$43,932,956	$12,148,613	$6,189,294	$-	$1,424,871	$5,441,818	$69,137,552

	Year ended December 31, 2011
	Cinco de	Lagartos	(Batopilas)
	Mayo	Properties	Don Fippi	Esperanza	Mojina	Other	Total
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$53,906	$-	$-	$185,968	$83,475	$-	$323,349
Camp costs	390,188	61,724	10,205	40,125	46,948	20,010	569,200
Drilling	3,562,696	647,251	-	88,793	230,537	761	4,530,038
Geochemical	669,300	12,495	-	22,043	9,719	3,640	717,197
Geological	1,189,495	241,651	18,311	194,411	160,782	70,265	1,874,915
Geophysical	9,335	1,753	-	-	16,341	51,244	78,673
Gov't fees and licenses	98,187	440,212	20,672	50,081	15,777	214,405	839,334
Metallurgical	68,742	-	-	-	-	-	68,742
Site administration	75,545	11,058	3,201	9,157	7,463	5,699	112,123
Transport and shipping	90,983	9,602	3,992	4,831	8,170	1,805	119,383
Travel	62,695	12,066	1,146	7,296	4,130	12,916	100,249
Total for the year	6,271,072	1,437,812	57,527	602,705	583,342	380,745	9,333,203
Balance January 1, 2011	29,332,005	10,579,672	6,077,980	393,940	434,493	5,332,562	52,150,652
Less amounts written off	-	-	-	-	-	(531,515)	(531,515)
Balance, December 31, 2011	$35,603,077	$12,017,484	$6,135,507	$996,645	$1,017,835	$5,181,792	$60,952,340

Included in exploration and evaluation assets at December 31, 2012 are trade and other payables of $560,964 (December 31, 2011: $992,494), a non-cash investing activity.

(a)           Cinco de Mayo Property

Under the terms of an agreement dated February 26, 2004, the Company acquired a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns (“NSR”) royalty.  During the year ended December 31, 2008, the Company acquired a 100% interest in certain additional mining concessions internal to the Cinco de Mayo Property from two separate vendors. The Company made a one-time payment of $350,000 for these mining concessions.  During the year ended December 31, 2009, the Company acquired a 100% interest in certain additional mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors. The Company made a one-time payment of $362,000 for these mining concessions.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid $40,000 upon executing the agreements, and further payments of $30,000 since then. In order to earn its 100% interest on these additional claims, the Company must pay an additional $150,000 in stages through 2015 (Note 14).

During the year ended December 31, 2009, the Company also purchased 41 surface rights in the Cinco de Mayo area for $660,000 from local Ejido members, who along with the Federal Agrarian Authority ratified the purchase. The Company is currently awaiting formal title to the surface rights as certain members of the Ejido have since challenged the purchase, and prevented the Company from obtaining surface access permission required as part of the new exploration permit process.  The Company believes this is a temporary delay and is working to resolve the access issue with the Ejido, with the expectation of resuming drilling on the property late in 2013.

To December 31, 2012, the Company has incurred $43,932,956 on exploration and evaluation costs on the property.

(b)           Lagartos Properties

The Company has acquired a 100% interest in exploration concessions on various mining claims on the Fresnillo trend to the northwest (“Lagartos NW” and “Lagartos V”), to the northeast (“Lagartos X”) and southeast (“Lagartos SE”) of the Juanicipio property, (collectively the “Lagartos Properties”).  To December 31, 2012, the Company has incurred $13,044,712 on exploration and evaluation costs on the Lagartos properties.

At December 31, 2012 the Company wrote-off expenditures related to the Lagartos X claim for an amount of $896,099, as exploration results failed to meet the Company’s criteria for maintaining the property.

(c)           Don Fippi (Batopilas) Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the net smelter returns obtained from the property. To December 31, 2012, the Company has incurred $6,189,294 on exploration and evaluation costs on the property.

(d)	Esperanza

During the year ended December 31, 2010, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 km SE of the city of Durango on the border between Durango and Zacatecas States.  Pursuant to the agreement, the Company paid $47,315 upon signing the agreement in 2010, $102,070 in 2011, and a further $150,769 in 2012.  To earn its 60% interest in the property, the Company would have to make an additional cash payment of C$200,000 on September 1, 2013 and incur additional exploration expenditures of approximately $2.5 million in stages to September 1, 2014.  After a review of assay results to date, the Company assessed the recoverability of costs incurred and determined that exploration and evaluation costs totaling $2,468,380 should be written down to nil as of December 31, 2012.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

Under the terms of the agreement, MAG previously subscribed to two placements in Canasil shares (see Note 4).

(e)	Mojina Property

On March 30, 2010, the Company entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% NSR royalty, half of which can be purchased at any time for $1,250,000.  Under the terms of the agreement, the Company paid $35,000 upon signing the agreement and an additional $65,000 in 2010, an additional $61,181 in 2011, and an additional $81,132 in January 2012.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totalling C$805,000 through 2015 (including C$150,000 made subsequent to year end), and incur cumulative qualifying exploration expenditures totalling $2,500,000 over five years to 2015 (Note 14), including expenditures of $800,000 by March 31, 2013 which have been completed as at December 31, 2012. To December 31, 2012, the Company had incurred $1,424,871 in exploration and evaluation costs, including $1,116,620 in qualifying expenditures under the agreement.

On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned claims.

(f)           Other Properties

Other properties consist of the Lorena claims, the Nuevo Mundo claims, and the Guigui claim options, all in Mexico.  To December 31, 2012, the Company had incurred $5,441,818 in exploration and evaluation costs on these remaining other properties.

During the year ended December 31, 2011, the Company wrote down exploration and evaluation assets totalling $531,515 relating to the San Ramone claims.  After an evaluation of the property’s potential against the required exploration expenditures required to keep the San Ramone option in good standing (under the option agreement, a further $1.5 million in expenditures would have been required by July 2012), results did not warrant further work on the property.

8.           SHARE CAPITAL

(a)           Issued and outstanding

At December 31, 2012, there were 60,023,835 shares outstanding (December 31, 2011: 55,667,139).

On September 5, 2012, the Company closed a brokered private placement for 3,526,210 common shares of the Company at a price of C$9.40 per share for gross proceeds of $33,451,321. The Company paid a 5.25% commission of $1,756,194 to the underwriters on this placement, and legal and filing costs totaled an additional $408,774.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

During the year ended December 31, 2012, 824,901 stock options were exercised for cash proceeds of $5,464,805. On June 18, 2012, 20,000 additional stock options were exercised under a cashless exercise provision of the plan (see Note 8(b) below), whereby the Company paid $13,735 in employee withholding taxes and issued 5,585 shares in settlement of the stock options (December 31, 2011: nil).

During the year ended December 31, 2011, 505,525 stock options were exercised for cash proceeds of $1,978,174.

(b)           Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers, employees and consultants. At the Annual General and Special Meeting of the Shareholders held on September 15, 2011 the Shareholders approved an amendment to the Company’s Stock Option Plan (the “Plan”) to convert it into a rolling stock option plan that sets the number of shares issuable thereunder at a maximum of 8% of the common shares of the Company issued and outstanding at the time of any grant.  As at December 31, 2012, 3,763,717 stock options are outstanding under the Plan, 1,038,190 stock options remain available for grant under the Plan, and 200,000 inducement options are outstanding outside of the Plan.

On May 11, 2012, the board approved an amendment to the stock option plan to allow the board to offer designated option holders an alternative, less dilutive, cashless exercise mechanism.  At the discretion of the board, the option holder can choose to receive a net benefit payout in the form of Company stock, equivalent to the amount of benefit the stock options are in the money on the date of exercise, less a provision for required withholding taxes.

The following table summarizes the Company’s option activity:

			Weighted		Weighted
		Year ended	average	Year ended	average
		December 31	exercise price	December 31,	exercise price
		2012	(C$/option)	2011	(C$/option)
Balance outstanding,
beginning of year		4,123,618	$9.25	3,968,206	$8.42
Options granted	(1)	1,160,000	9.92	750,000	10.44
Options expired/forfeited		(475,000)	13.59	(89,063)	12.79
Options exercised	(2)	(844,901)	6.43	(505,525)	3.84
Balance outstanding,
end of year		3,963,717	$9.57	4,123,618	$9.25

(1)  During the year ended December 31, 2012, 1,160,000 stock options were granted (December 31, 2011: 750,000), with a weighted average exercise price of C$9.92 (2011: C$10.44) and a fair value of $3,946,851 (2011: $2,909,109) or $3.40 (2011: $3.88) per option as of the grant date.  The fair value was determined for the year ended December 31, 2012 using an option pricing model assuming no dividends are to be paid, a weighted average historical volatility of the Company’s share price of 50% (2011: 58%), an annual risk free interest rate of 1.24% (2011: 1.92%) and expected lives of three years.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

Stock option grants are approved, in accordance with the terms of the Plan, by the Compensation Committee consisting of three independent members of the Board of Directors.  At the time of a stock option grant, the exercise price of each option is set no lower than the market value of the common shares at the date of grant.

During the year ended December 31, 2012, the Company recorded share based payment expense of $3,409,001 (December 31, 2011: $2,970,112) relating to stock options vested to employees and consultants in the year.

(2) During the year ended December 31, 2012, 844,901 stock options were exercised (December 31, 2011: 505,525), with a weighted average market share price at the time of exercise of C$9.93 per share (December 31, 2011: C$10.51 per share).

The following table summarizes the Company’s stock options outstanding and exercisable as at December 31, 2012:

		Number	Number	Weighted average	Weighted
	Exercise	outstanding at	exercisable at	remaining	average
	price ($C/	December 31	December 31	contractual life	exercise
	option)	2012	2012	(years)	price ($C)
	5.32	72,696	72,696	1.48
	5.54	98,594	98,594	1.31
	6.32	113,266	113,266	1.96
	6.95	185,000	185,000	2.65
	7.42	325,000	325,000	2.24
(1)	8.15	200,000	200,000	2.65
	8.95	100,000	66,667	4.46
	9.15	752,000	312,000	4.59
	9.92	589,285	589,285	2.98
	10.01	206,001	206,001	0.50
	10.44	740,000	546,500	3.67
	11.89	15,000	15,000	2.99
	12.19	300,000	100,000	4.76
	12.91	266,875	266,875	0.12

		3,963,717	3,096,884	3.07	$ 9.57

(1)	Inducement options issued outside the Company's Plan in 2010 as an incentive to
	attract a senior officer.

9.           CAPITAL RISK MANAGEMENT

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity comprising of share capital, share option reserve, accumulated other comprehensive income and deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As December 31, 2012, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital ($40.5 million) to maintain all of its properties and currently planned programs for a period in excess of the next year.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. However, the Company will likely require additional capital in the future to meet its project related expenditures (see Note 14), as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

10.           FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)           Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

(ii)          Cash
In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)         Mexican value added tax
As at December 31, 2012, the Company had a receivable of $478,944 from the Mexican government for value added tax (Note 3). The balance is all current and a full recovery is expected by management.

The Company’s maximum exposure to credit risk as at December 31, 2012 is the carrying value of its cash and accounts receivable (Note 6), as follows:

	Dec. 31, 2012	Dec. 31, 2011
Cash	$40,621,158	$26,217,409
Accounts receivable	572,295	805,106
	$41,193,453	$27,022,515

(b)           Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 6, 7 and 14). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)           Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican Peso relative to the US$, and in the US$ relative to the C$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  The Company is also exposed to inflation risk in Mexico.

Mexican Peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

A depreciation in the Mexican peso against the US$ will result in a loss to the extent that the Company holds net monetary assets in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at December 31, 2012 is 407,617 Mexican pesos (December 31, 2011 is 17,874,871 pesos).  A 10% depreciation in the peso relative to the US$ would result in an additional loss as at December 31, 2012 of $3,138 (December 31, 2011 of $127,872).  A 10% appreciation in the peso against the US$ would result in an equivalent decrease in net loss.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

US$ relative to the C$ and the Cumulative Translation Adjustment

Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency, and then translated to the US$ presentation currency. The functional currency of MAG, the parent entity, is the C$ which differs from the US$ presentation currency.  It therefore translates its results and financial position into the US$ presentation currency in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, whereby assets and liabilities are translated to the reporting currency using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period), with the resulting exchange differences reported as a cumulative translation adjustment in other comprehensive income.

The sensitivity of the Company's other comprehensive loss for the year ended December 31, 2012 due to changes in the C$ exchange rate in relation to the US$ is summarized as follows: a 10% appreciation in the Canadian dollar against the US$ would decrease the comprehensive loss for the period by $1,472,904 and a 10% depreciation in the Canadian dollar against the US$ would increase the comprehensive loss for the period by $1,472,904.

During the year ended December 31, 2012, the Company recognized a currency translation gain in other comprehensive income of $321,340 (December 31, 2011: loss of $643,233) resulting from the translation from C$ to US$ of the Company’s parent entity, which has a C$ functional currency. The C$ as measured against the US$ was 1.0051 at December 31, 2012, compared to 0.9833 US$/C$ at December 31, 2011.

 (d)          Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

11.           FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, marketable securities including warrants, and trade and other payables.  The carrying values of cash, accounts receivable, interest receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

Fair Value Hierarchy		Dec. 31, 2012	Dec. 31, 2011
Level 1	(1)	$41,051,964	$26,713,774
Level 2	(2)	-	-
Level 3	(3)	-	-
		$41,051,964	$26,713,774

(1) The fair value of available-for-sale marketable securities (Note 4) is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

(2) The fair value of FVTPL warrants that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of possible alternative reasonable assumptions would not significantly affect the Company’s results. The fair value of the Company’s 250,000 FVTPL warrants at December 31, 2011 was $nil and expired unexercised on May 6, 2012.

(3) There were no financial instruments fair valued within Level 3 of the fair value hierarchy as at December 31, 2012 or December 31, 2011. There were no transfers between levels 1, 2 and 3 during the years ended December 31, 2012 and 2011.

12.           SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

13.           RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  These companies have a common director with the Company, however, all transactions are incurred in the normal course of business, and are measured at the exchange amount which was the consideration established and agreed to by the noted parties, and represents a fair market value for services rendered.  A significant portion of the expenditures which are incurred on the Company’s behalf, are charged to Company on a “cost + 10%” basis typical of industry standards.

During the year ended December 31, 2012, the Company accrued or paid Cascabel and IMDEX consulting and administration fees and reimbursement of travel costs totaling $321,723 (December 31, 2011: $327,983) and exploration reimbursements and other field costs totaling $2,374,816 respectively (December 31, 2011: $2,480,698) under the Field Services Agreement.  Included in trade and other payables at December 31, 2012 is $501,495 related to these services (December 31, 2011: $431,946).

The Company is obligated to a 2.5% NSR royalty to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2012 (%)	2011 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

Compensation of Key Management Personnel including Directors

During the year, compensation of key management personnel was as follows:

	Year ended December 31
	2012	2011
Salaries and other short term employee benefits	$1,383,653	$1,290,137
Share based payments	2,798,726	2,505,783
	$4,182,379	$3,795,920

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations.

14.           COMMITMENTS

As at December 31, 2012, the Company’s minimum lease payments under its office lease agreement and its contractual obligations for optional mineral property acquisition payments and optional exploration work are as follows:

		Property	Exploration
	Office Lease	Option Payments	Commitments	Total
		(Note 7)	(Note 7)
2013	$167,461	$170,765	$-	$338,226
2014	167,461	221,020	383,380	771,861
2015	-	572,346	1,000,000	1,572,346
	$334,922	$964,131	$1,383,380	$2,682,433

As these consolidated financial statements have been prepared using the accrual basis of accounting (except for cash flow information), these commitments are not recorded as liabilities until incurred or until due under the terms of the option agreement.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company.  Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

Other contractual obligations include a 2.5% NSR royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 4.5% NSR royalty on the interest in the Don Fippi mining concessions located in the Batopilas, and a 2.5% NSR royalty under the terms an agreement dated March 30, 2010, whereby the Company entered into an option agreement to earn a 100% interest in the Mojina Property (Note 7).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo (Note 6). The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future.  Accordingly the Company may need to raise additional capital by issuance of equity in the future.

15.           INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	December 31, 2012	December 31, 2011
Current tax recovery (expense)	$-	$-
Deferred tax recovery (expense)	840,052	(840,052)
Total income tax expense	840,052	(840,052)

The $840,052 deferred tax recovery for the year ended December 31, 2012 (2011: deferred tax expense of $840,052) relates to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in a deferred tax liability in accordance with IAS 12 Income Taxes.  With the strengthening of the Mexican Peso against the US$ from 13.98 Pesos/US$ on December 31, 2011 to 12.99 Pesos/US$ on December 31, 2012, the previously recognized deferred tax liability and expense was entirely reversed.

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2012	2011
Loss for the year before income taxes	$(13,154,374)	$(7,410,691)
Statutory Tax rate	25.00%	26.50%
Recovery of income taxes computed at statutory rates	$3,288,594	$1,963,833
Non-deductible expense and taxable Mexican inflationary gains	(1,778,316)	(1,421,347)
Higher effective tax rate on loss in foreign jurisdiction	252,766	94,163
Unrecognized deferred tax assets	(1,996,722)	(501,756)
Impact of foreign exchange and other	1,073,730	(974,945)
Total income tax recovery (expense)	$840,052	$(840,052)

The Canadian Federal corporate tax rate decreased from 16.5% to 15% in 2012. The reduction in tax rates resulted in an overall decrease in the Company’s statutory tax rate from 26.5% to 25%.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

The approximate tax effect of each item that gives rise to the Company’s unrecognized and recognized deferred income tax assets and liabilities as at December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011

Tax Losses - deferred tax assets	2,278,419	2,377,896

Excess of book value of exploration and evaluation assets and investment in associate over tax values	(2,278,419)	(3,217,948)
Net deferred tax tax liability	-	(840,052)

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	2012	2011
Tax Losses	$39,975,128	$23,587,406
Financing Fees	2,543,405	1,220,109
Cumulative eligible capital	696,282	684,654
Other	408.554	280,490

Total	$39,623,369	$25,772,659

At December 31, 2012, the Company has non-capital loss carry forwards in Canada aggregating $29,302,217 (2011: $23,587,000) which expire over the period between 2014 and 2032, available to offset future taxable income in Canada, and the Company has capital loss carry forwards in Canada of $253,700 (2011: $248,000) which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

At December 31, 2012, the Company has tax loss carry forwards in Mexico aggregating $14,958,806 (2011: $8,492,536) which expire over the period 2018 to 2023, available to offset future taxable income in Mexico.

At December 31, 2012, the Company has $319,258 (2011: $1,150,816) included in cash that is held by foreign subsidiaries, and hence not available to fund domestic operations unless the funds were repatriated.  There are no taxes payable on the funds should the Company choose to repatriate them, however, the Company does not intend to repatriate these funds.

16.           ARBITRATION AWARD

In the prior year, in a ruling dated April 28, 2011, the Company was awarded damages of $1.86 million in a favourable unanimous ruling of a three member arbitral panel of the International Court of Arbitration of the International Chamber of Commerce (“ICC”) with respect to the arbitration proceedings commenced in Mexico against its joint venture partner, Fresnillo.  The ICC upheld MAG's interpretation that Fresnillo breached the standstill provision in the Shareholders Agreement and, in accordance with Mexican law, awarded MAG $1.86 million in damages.  The damage award represented MAG's direct costs of defending Fresnillo’s improper take-over bid in late 2008 and 2009.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2012 (expressed in US dollars unless otherwise stated)

17.           SUBSEQUENT EVENTS

Subsequent to December 31, 2012:

a)	The Company issued 117,883 common shares pursuant to the exercise of stock options between C$6.32 and C$7.42 per share for aggregate proceeds of C$855,021;

b)	266,875 stock options with an exercise price of C$12.91 expired unexercised; and,

c)
The Company granted 100,000 inducement stock options to a new officer of the Company, exercisable at C$9.61 per share, with a term of five years, and vesting 33,334 immediately, 33,333 after 12 months and 33,333 after 24 months from the date of grant.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2012
Dated: March 27, 2013

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE MKT (formerly NYSE.A) under the symbol MVG.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America.

The following Management Discussion and Analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the years ended December 31, 2012 and 2011.  It is prepared as of March 27, 2013 and should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, together with the notes thereto.

All dollar amounts referred to in this MD&A are expressed in United States dollars (“US$”) except where indicated otherwise.  Effective January 1, 2012, the Company changed its presentation currency from the Canadian dollar (“C$”) to the US$ on a retrospective basis (see ‘Changes in Accounting Policies’ below).  The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the disclosures contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”).  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”) and or prepared by or under the supervision of Dan MacInnis, P. Geo., a certified professional geologist who is a “Qualified Person” for purposes NI 43-101.

Cautionary Note to Investors Concerning ‘Mineral Resources’ and Estimates of ‘Indicated’ and ‘Inferred’ Resources

This MD&A uses the term “Mineral Resources” and within that context, the terms “Inferred Resources” and “Indicated Resources.”  MAG advises investors that although these terms are recognized and required by Canadian regulations (under NI 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

SELECTED ANNUAL INFORMATION AND OVERALL PERFORMANCE

The following table summarizes selected financial data for the Company’s three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto.  All figures are reported under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”)).

	Year ended Dec. 31, 2012	Year ended Dec. 31, 2011	Year ended Dec. 31, 2010
Revenues(1)	$213,742	$512,395	$312,922
Net Loss(2)	($12,314,322)	($8,250,743)	($12,316,133)
Net Loss per Share	($0.22)	($0.15)	($0.23)
Total Assets(3)	$130,550,840	$103,629,155	$107,703,173
Long Term Debt	Nil	Nil	Nil
Dividends(4)	Nil	Nil	Nil

Notes:

(1)
The Company’s only source of revenue during the years ending December 31, 2010 to 2012 was interest income from GIC’s and from high interest savings accounts held by the Company.  The amount of interest earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates. The Company does not have any operating revenues.

(2)
The Company’s normal course of business is to explore its mineral properties as appropriate. The loss variation above reflects, amongst other things, the periodic write-down of exploration and evaluation assets, share based payment expense (a non-cash charge), and fluctuations in activity levels. The current year’s net loss includes $3,364,479 in exploration and evaluation assets written off (see “Results of Operations” below) compared to $531,515 and $2,343,861 in 2011 and 2010 respectively, and share based payment expense of $3,409,001 compared to $2,970,112 and $3,002,115 in 2011 and 2010 respectively. The 2011 loss was partially offset by a favourable $1,858,120 arbitration award received in that year.

(3)
At the end of 2012, the Company held $40,621,158 in cash compared to $26,217,409 at December 31, 2011 and $40,040,071 at December 31, 2010, and the Company had $69,137,552 in exploration and evaluation assets compared to $60,952,340 at December 31, 2011 and $52,150,775 at December 31, 2010.  Total assets increased from December 31, 2011 to December 31, 2012 primarily as a result of the Company’s higher cash balance as at December 31, 2012 and increased exploration and evaluation assets held as at December 31 2012.  The increased exploration and evaluation assets are reflective of the continued exploration on the Company’s mineral properties during the year, and the increase in cash from 2011 is a result of a 2012 brokered private placement for 3,526,210 common shares of the Company issued at a price of C$9.40 per share for gross proceeds of $33,451,321.  No financings were completed in 2011. In 2010, a brokered private placement closed on May 18, 2010, whereby the Company issued 4,603,500 common shares of the Company at a price of C$7.65 per share for gross proceeds of $34,091,747.

(4)
The Company has not declared or paid dividends on its common shares.  The Company has no intention of paying dividends on its common shares in the near future, as it anticipates that all available funds will be used to finance the operations and growth of its business.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

FINANCIAL PERFORMANCE

At December 31, 2012, the Company had working capital of $40,492,095 (compared to $25,779,667 at December 31, 2011), including cash of $40,621,158 (compared to $26,217,409 at December 31, 2011). The Company’s reserves of cash originate from financings. On September 5, 2012 the Company completed a brokered private placement for 3,526,210 common shares of the Company at a price of C$9.40 per share for gross proceeds of $33,451,321.  No financings were completed in 2011.

The Company’s net loss for the year ended December 31, 2012 amounted to $12,109,761 (2011: $8,250,743).  The increased net loss in the current year is primarily a result of higher exploration and evaluation cost write-offs and costs incurred in 2012 dealing and negotiating with a dissident group of MAG shareholders. The 2011 comparable loss was also reduced by the receipt of a $1.86 million arbitration award recognized as income during the prior year, related to the arbitration proceedings against Fresnillo plc (“Fresnillo”).

Exploration and evaluation costs written off in the year ended December 31, 2012 amounted to $3,364,479 (2011: $531,515) where the Esperanza property option was written off in its entirety ($2,468,379) and a claim under the Lagartos properties (“Lagartos X”) was also written off ($896,099) in the current year (see “Results of Operations” below).  In the year ended December 31, 2011, the San Ramone property was written off totaling $531,515.

In the current year, costs were incurred dealing and negotiating with a dissident group of MAG shareholders which collectively held approximately 9.76% of MAG's outstanding shares.  The Company ultimately reached an agreement on September 4, 2012 whereby MAG agreed to nominate Richard Clark and Peter Barnes for election at the annual and special meeting (“Annual Meeting”) of shareholders held on October 5, 2012. At the Annual Meeting, Mr. Clark and Mr. Barnes along with seven of the existing members of MAG's board were elected.

During the year ended December 31, 2012, the Company granted 1,160,000 stock options (2011: 750,000), and recorded $3,409,001 (2011: $2,970,112) of share based payment expense (a non cash item) relating to stock options both granted and vesting to employees and consultants in the period. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model, assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2011: 58%), an annual risk free interest rate of 1.24% (2011: 1.92%) and expected option lives of three years.

Accounting and audit fees for the year ended December 31, 2012 of $661,079 (2011: $781,167) decreased from the prior year as 2011 included additional professional fees related to the internal restructuring of its Mexican property holdings.  The foreign exchange gain of $329,076 (2011: loss of $174,064) was a result of holding US$ in MAG corporate (where the functional currency is C$), while the US$ strengthened against the C$.  General office expenses increased to $1,270,000 (2011: $819,511) directly as a result of additional Annual Meeting costs incurred leading up to the settlement agreement with the dissident shareholder group. Legal fees incurred during the year ended December 31, 2012 also included fees related to the dissident shareholder defense, but overall legal fees of $1,170,247 (2011: $1,511,268) decreased from 2011, as there were no arbitration proceedings in the current year (the arbitration against Fresnillo concluded favourably in 2011).  For the year ended December 31, 2012, shareholder relations and travel expenses increased to $764,643 (2011: $342,110) and $380,998 (2011: $292,137) respectively, as a result of increased local and foreign marketing activities to broaden investor awareness about the Company.

Other expenses incurred during the year ended December 31, 2012 including amortization of $44,301 (2011: $61,308), filing and transfer agent fees $170,470 (2011: $194,069), and management and consulting fees of $2,257,413 (2011: $2,098,116), were all either comparable with the prior year’s expenses or not significant to the overall operations of the year.  Other than $59,478 capitalized in property costs (2011: $124,606), all management and consulting fees are expensed in the statement of loss and comprehensive loss.

Interest income earned for the year ended December 31, 2012 decreased to $213,742 (2011: $512,395) as cash balances on hand during the year ended December 31, 2012 were composed primarily of US$ compared to primarily C$ holdings in the prior year. US$ balances earn considerably less interest than C$ balances held by the Company.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

The $840,052 deferred tax recovery for the year ended December 31, 2012 (2011 – deferred tax expense of $840,052) relates to a temporary difference between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in a deferred tax liability in accordance with IAS 12 Income Taxes.  With the strengthening of the Mexican Peso against the US$ from 13.98 Pesos/US$ on December 31, 2011 to 12.99 Pesos/US$ on December 31, 2012, the previously recognized deferred tax liability and expense was entirely reversed.

During the year ended December 31, 2012 there was an unrealized loss of $65,559 (2011: $481,571) recorded in Other Comprehensive Income (Loss) (“OCI”) on marketable securities held and designated as held for trading instruments.  The Company further recognized an impairment loss of $204,561 (2011: nil) on certain marketable securities and reclassified the cumulative unrealized losses previously recognized in OCI to the consolidated statement of loss. A currency translation gain of $321,340 (2011: loss of $643,233) was also recorded in OCI in the year ended December 31, 2012, resulting from the translation from C$ to US$ of the Company’s parent entity which has a C$ functional currency.  The C$ as measured against the US$ was 1.0051 at December 31, 2012, compared to 0.9833 US$/C$ at December 31, 2011.

RESULTS OF OPERATIONS

During the year ended December 31, 2012, the Company independently incurred oversight expenditures on the Juanicipio property of $879,851 (2011: $431,767), and advanced an additional $3,697,760 (2011: $2,151,600) to Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), representing its proportionate 44% share of joint venture expenditures.  Exploration drilling and now project development on the Juanicipio property are being conducted by the project operator, Fresnillo (see Juanicipio Property below).

The Company’s own exploration activity was focused on its 100% owned Cinco de Mayo property, where $8,329,879 (2011: $6,271,072) was incurred in exploration and evaluation expenditures and 33,067 metres (2011: 25,716) were drilled (see Cinco de Mayo Property below).  The combined 2012 exploration and evaluation expenditures on all properties (excluding Minera Juanicipio) totaled $11,549,691 (2011: $9,333,203).  During the year ended December 31, 2012 the Esperanza Property and a Lagartos Property claim were written off at $2,468,380 and $896,099 respectively (2011: $531,515 relating to San Ramone) as exploration results did not meet the Company’s criteria for maintaining the property (see below).

In total, MAG drilled over 42,000 metres on four of its projects in 2012, and an additional 28,888 metres was drilled by the Juanicipio Joint Venture, Minera Juanicipio.

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Juanicipio Property

The Company owns 44% of Minera Juanicipio, a Mexican incorporated joint venture company, which owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo holds the remaining 56% interest in the joint venture and is the project operator.  The Juanicipio Property hosts, at this time, three significant high grade silver (gold, lead and zinc) veins: the Valdecañas Vein, with its footwall offshoot the Desprendido Vein and the Juanicipio Vein.

Exploration and development programs for the Juanicipio Property are designed by the Minera Juanicipio Technical Committee, approved by the Minera Juanicipio Board of Directors and executed by the project operator, Fresnillo.  The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct oversight of the drilling programs executed on the property.  For the year ended December 31, 2012, the Company’s combined expenditures on the Juanicipio property amounted to $4,577,611 (2011: $2,583,367), and included $3,697,760 (2011: $2,151,600) for its 44% share of cash advances, and a further $879,851 (2011: $431,767) accrued or expended directly by the Company on project oversight.  Cumulatively to December 31, 2012, the Company has spent on its own account and through advances to Minera Juanicipio, a total of $19,502,181 (2011: $14,910,985) on the Juanicipio property.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

Total Juanicipio expenditures incurred directly by Minera Juanicipio for the year ended December 31, 2012 amounted to $5,153,997 (2011: $5,556,160).

2012 Exploration Update

Minera Juanicipio completed 28,888 metres of drilling on the property in the year ended December 31, 2012, representing approximately 80% of the 36,000 metre 2012 drilling budget.  Drilling was designed to convert inferred mineral resources to indicated mineral resources on the Valdecañas Vein and delineate the high grade ore shoot emerging on the Juanicipio Vein.  Drilling was also targeted on the Las Venadas vein and exploring for additional veins.

Updated Preliminary Economic Assessment (“UPEA”)

A National Instrument 43-101 ("NI 43-101") compliant Updated Preliminary Economic Assessment for the Juanicipio Project, commissioned by Minera Juanicipio and carried out by AMC Mining Consultants (Canada) Ltd. (the "AMC Study") was announced on June 14, 2012 and filed on SEDAR on July 16, 2012.

The AMC Study was commissioned as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed on a ‘stand-alone’ basis.  The AMC Study defines the Juanicipio Project as an economically robust, high-grade underground silver project exhibiting minimal financial or development risks that will produce an average of 15.1 million payable ounces of silver per year over the first full six years of commercial production and 10.3 million payable ounces per year over a 14.8 year total mine life.

AMC STUDY BASE CASE HIGHLIGHTS 1
•	Pre-tax Net Present Value ("NPV") at a 5% discount rate of $1.762 billion and an Internal Rate of Return ("IRR") of 54%;
•	After-tax NPV at a 5% discount rate of $1.233 billion and IRR of 43%;
•	Payback of 3 years after plant start-up;
•	Initial capital cost of $302 million over a 3.5 year (42 months) pre-development period;
•	Sustaining capital of $267 million over life of mine, to be funded out of operating cash flows;
•	A 14.8 year mine life from mining and processing 13.3 million tonnes, averaging 416 grams per tonne ("g/t") silver, 1.3 g/t gold, 1.4% lead and 2.7% zinc;
•
Life-of-Mine ("LOM") payable production of 153 million ounces silver, 430,000 ounces gold, 361 million pounds lead and 584 million pounds zinc from the production of lead, zinc and pyrite concentrates;

•
Annual payable silver production averages 10.3 million ounces at a total cash cost of (negative) ($0.03) per ounce silver, net of by-product credits (MAG's 44% annual share of payable silver ounces is 4.5 million ounces);

•
For the first full six years of commercial production, payable silver production averages 15.1 million ounces per year at a cash cost of $0.27 per ounce silver, net of by-product credits (MAG's 44% annual share is 6.6 million ounces) and;

•	The AMC Study does not take into account any potential mining, processing or infrastructure synergies from any association with the adjoining property owned by Fresnillo.

1 The AMC Base Case utilizes a discount rate of 5% and three year trailing average metal prices for silver ($23.39 per ounce), gold ($1,257 per ounce), lead ($0.95 per pound) and zinc ($0.91 per pound) to December 31, 2011.

Table 1 below illustrates the effect of silver and gold prices on key economic measures. Note that the gold price varies with the silver price at a constant ratio of approximately 53.7:1.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

Table 1: Silver Price Sensitivity Analysis
Discount Rate (5%)		Base Case
Au ($/oz)	$1,075	$1,257	$1,342	$1,476	$1,612	$1,746	$1,881
Ag ($/oz)	$20.00	$23.39	$25.00	$27.50	$30.00	$32.50	$35.00

Pre-Tax NPV ($000’s)	$1,407	$1,762	$1,930	$2,192	$2,455	$2,717	$2,979
After-Tax NPV ($000’s)	$976	$1,233	$1,355	$1,544	$1,734	$1,923	$2,113
Pre-Tax IRR	47%	54%	57%	61%	65%	69%	73%
After-Tax IRR	37%	43%	46%	50%	53%	57%	60%
Cash cost $/oz. Ag (net of credits)	0.36	(0.03)	(0.21)	(0.49)	(0.79)	(1.07)	(1.36)
Cash cost $/AgEq oz. 2	6.33	6.61	6.73	6.89	7.05	7.20	7.33
Payback (Years) From Plant Start up	4	3	3	3	3	2	2

2 Cash costs include smelter, refining and transportation.

As indicated, project economics are robust across all modeled silver and gold price scenarios, and improve materially as the silver price exceeds the Base Case pricing. For example, at a $30.00 per ounce silver price and a 5% discount rate, the pre-tax NPV and IRR respectively increase to $2,455 million and 65% and $1,734 million and 53% on an after-tax basis. MAG's 44% pre and post-tax interest under this scenario equates to $1,080 million (and 65% IRR) and $763 million (and 53% IRR) respectively.

While the results of the AMC Study are promising, the AMC Study constitutes an updated preliminary economic assessment which by definition is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There can therefore be no certainty that the updated preliminary economic assessment in the AMC Study will be realized.  It is also important to note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

Qualified Person: The estimate of the tonnage and grade of material to be mined and processed that form the basis for the economic assessment, and the financial analysis, disclosed in this MD&A for the Juanicipio Project are derived from the NI 43-101 compliant technical report entitled “Minera Juanicipio Property, Zacatecas State, Mexico, Technical Report for Minera Juanicipio S.A de C.V”, authored by AMC Mining Consultants (Canada) Ltd. and dated 1 July 2012, which is filed on SEDAR. Mr. Michael Petrina, P.Eng, a “Qualified Person” for the purpose of National Instrument 43-101 and MAG’s Vice President, Operations, has read and approved the contents of this MD&A as it pertains to the disclosed financial analysis.

The mineral resources used for the estimate in the NI 43-101 Technical Report for Minera Juanicipio S.A. de C.V. are derived from the NI 43-101 compliant technical report entitled “Mineral Resource Estimate, Minera Juanicipio, S.A. de C.V., Zacatecas, Mexico”, authored by Strathcona Minera Services Limited and dated November 2011 which is filed on SEDAR. Mr. Michael Petrina, P.Eng, a “Qualified Person” for the purpose of National Instrument 43-101 and MAG’s Vice President, Operations, has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

Approval and Commencement of an Underground Development Program

With the completion of the AMC Study, MAG and Fresnillo now have a framework on which the joint venture Technical Committee can build upon for the continued advancement of the Juanicipio Project.  On August 15, 2012, the Company announced that the board of directors of Minera Juanicipio (based on the recommendation of the Minera Juanicipio Technical Committee) had approved an 18 month mine permitting and underground development budget of $25 million.  Originally, $10 million was expected for 2012 with the remaining $15 million earmarked for 2013, but the majority of this budget has been rolled over into 2013 and the early part of 2014 because of development permitting delays resulting from the Mexican government changeover late in 2012.  The budgeted program covers mine permitting, surface preparation and the commencement of the first 2,500 metres of underground decline development. The proposed work plan is based on recommendations provided to Minera Juanicipio in the AMC Study (see UPEA above). The development program will be managed by Fresnillo as operators of the Joint Venture.

Minera Juancipio began the development permitting process in the fall of 2012 and has since commenced a variety of development studies.  A hydrogeology (water management) study has been commenced.  A geotechnical study has been completed with the assistance of Peñoles’ (a related party of Fresnillo) Geotechnical & Construction Group, which has included a visit to the nearby Fresnillo Saucito operation in order to analyze rock quality in anticipation of stope preparation and development at Juanicipio.  As well, a division of Peñoles (CIDT) has been contracted to run the recommended metallurgical tests, with almost 254 kilograms of ore bearing material collected systematically along the deposit for metallurgical studies to be carried out.

Originally expected in the first quarter of 2013, the operator Fresnillo now reports that it expects the underground decline ground breaking to commence in the second quarter of 2013. Five different contractors from North and South America have been asked to tender for the decline construction and a decision is pending.

Cinco de Mayo Property

The Cinco de Mayo Project is a 25,000 hectare district scale project owned 100% by the Company. Cinco de Mayo is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua State, Mexico, and is the most advanced of MAG’s Carbonate Replacement Deposit (“CRD”) Projects. The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc body; the Pegaso deep discovery; the Pozo Seco high grade molybdenum-gold resource area; and the surrounding Cinco de Mayo exploration area.

In the year ended December 31, 2012, the Company incurred exploration and evaluation costs of $8,329,879 (2011: $6,271,072) at Cinco de Mayo and drilling totaled approximately 33,067 metres (2011: 25,716 metres).

Upper Manto (Jose Manto - Bridge Zone)

The 2012 drilling program was largely focused on delineation drilling to determine the width and continuity of high grade silver / lead / zinc mineralization intercepts discovered in 2011 in what was called the “Bridge Zone”.  The “Bridge Zone” spans the gap between mineralization in the long-known Jose Manto and Cinco Ridge areas.

Definition drilling in the Bridge Zone proceeded on a series of sections spaced approximately 250 metres apart.    Each section was tested with a fence of holes designed to intercept the mineralization every 50 metres downdip. Most holes were drilled at -70 degrees inclination and intercepts appear to be close to true width. The best intercepts were:  Hole 430, on the 383 Section at the northwest end of the Bridge Zone, which reported 84 g/t (2.4 ounces per ton (“opt”)) silver with 1.6% lead and 11.0% zinc over 11.79 metres; including: 160 g/t (4.7 opt) silver with 3.2% lead and 12% zinc over 5.87 metres; including: 2.54 metres that grades 258 g/t (7.5 opt) silver with 7.1% lead and 25.9% zinc; and Hole 418, on the 382 Section at the southeast end of the Bridge Zone which reported 131 g/t (3.8 opt) silver with 4.6% lead and 6.8% zinc over 9.17 metres; including: 2.70 metres that grades 256 g/t (7.5 opt) silver with 6.8% lead and 8.0% zinc (see press release dated September 6, 2012).

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

Overall, the 2012 drilling demonstrated that mineralization is continuous from the Jose Manto through the Bridge Zone to Cinco Ridge, which is now collectively referred to as the “Upper Manto” to differentiate it from mineralization hit at depth in the “Pegaso Zone” (see below).

On October 3, 2012, MAG announced that Roscoe Postle Associates Inc. (“RPA”) had completed the first independent mineral resource estimate for the Upper Manto zone (see press release dated October 3, 2012).  Inferred Mineral Resources are estimated to be 12.45 million tonnes at 132 g/t (3.9 opt) silver, 0.24 g/t gold, 2.86% lead, and 6.47% zinc (9.33% lead plus zinc) (see Table 2).

An economic cut-off grade set at a net smelter return (“NSR”) of US$100 per tonne was applied as the base case for this initial resource estimate.

Table 2: Mineral Resource Estimates for the Upper Manto, Cinco de Mayo as of September 1, 2012
Resource Category (NSR $100/tonne Cut off)	Tonnage Mt	Gold g/t	Silver g/t	Lead %	Zinc %	Lead + Zinc %	Silver Ounces M	Lead M lbs	Zinc M lbs
Inferred	12.45	0.24	132	2.86	6.47	9.33	52.7	785	1,777
   Footnotes:
1.	CIM Definition Standards have been followed for classification of mineral resources.
2.	Mineral resources are reported at a NSR cut-off value of US$100/tonne.
3.
NSR values are calculated in US$ using factors of $0.60 per g/t Ag, $12.32 per g/t Au, $18.63 per % Pb and $14.83 per % Zn. These factors are based on metal prices of US$27.00/oz Ag, US$1,500/oz Au, $1.15/lb Pb and $1.20/lb Zn and estimated recoveries and smelter terms.

4.	A minimum mining width of two metres was used.
5.	Totals may not add correctly due to rounding.

No data from recent drill hole CM12-431 in the newly discovered deep Pegaso Zone (see below) was used in this estimate.

Sensitivity analysis of the new resource to higher NSR cut-offs reveals significant higher grade portions.  This is demonstrated by the $150 NSR cut-off case which gives a total of 9.4 million tonnes of 151 g/t (4.4 opt) silver, 0.26 g/t gold, 3.37% lead, and 7.35% zinc (see Table 3).

Table 3: Resource Sensitivity to Various NSR Cut –Off Values
NSR CUT-OFF ($/t)	Tonnage Mt	Gold g/t	Silver g/t	Lead %	Zinc %	Pb + Zn %	Silver Ounces M	Lead M lbs	Zinc M lbs
$50.00	14.93	0.23	117	2.55	5.77	8.32	56.1	839	1,899
$ 75.00	14.03	0.23	122	2.67	6.04	8.71	54.9	826	1,867
$ 100.00	12.45	0.24	132	2.86	6.47	9.33	52.7	785	1,777
$ 125.00	11.19	0.25	139	3.06	6.80	9.86	50.1	754	1,679
$ 150.00	9.36	0.26	151	3.37	7.35	10.72	45.3	695	1,517
Footnotes: As per Table 2 above, with exception of footnote 2 (mineral resources are reported at NSR cut-off values as indicated.)

Qualified Person: The Mineral Resources for the Cinco de Mayo Property disclosed in this MD&A are derived from the NI 43-101 compliant technical report entitled “Technical Report on the Upper Manto Deposit, Chihuahua, Mexico,” authored by  Mr. David Ross, P.Geo., an employee of Roscoe Postle Associates and independent of MAG and filed on SEDAR on November 16, 2012.  Dr. Peter Megaw, Ph.D., C.P.G., a "Qualified Person" for the purpose of National Instrument 43-101 and a Director of MAG has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

Hole CM12-431: The Pegaso Zone

In mid-June 2012, exploration hole CM12- 431 drilled deep beneath the overlap zone between the Bridge Zone and the Jose Manto, cut four significant sulphide intervals within a 300 metre wide skarn and marble zone (see press release dated July 18, 2012).  The largest and deepest interval was 61 metres of high-grade massive sulphides that lies behind (to the southwest of) the structures that host the Upper Manto mineralization.  This is an entirely new mineralization zone named the “Pegaso Zone”, which shows all of the hallmarks of being a near-source part of the CRD system that MAG has been systematically seeking at Cinco de Mayo.  The mineralization in the upper intercepts of hole CM12-431 are likely connected to the high-grade silver-lead-zinc mineralization in the 4 kilometre long Upper Manto, indicating that continuous mineralization exists from 125 to 900 metres vertical depth.

These new mineralized intercepts in hole CM12-431 start at 730 metres down hole and continue to nearly 1,000 metres depth down hole (approximately 900 metres vertical depth).  The Pegaso Zone is the thickest and deepest intercept, beginning at 927 metres down hole and continuing for 61.6 metres with an average grade of 89 g/t (2.6 opt) silver, 0.78 g/t gold, 0.13% copper with 2.1% lead and 7.3% zinc; including: 31.9 metres that grades 117 g/t (3.4 opt) silver, 1.13 g/t gold, 0.16% copper with 2.7% lead and 9.3% zinc.  The Pegaso Zone lies behind (southwest of) the structures that host the Upper Manto, and appears to be a totally new mineralization zone.  The three additional intercepts (see Table 4) ranging from 3.12 to 20.15 metres thick lie above this, between 817 and 900 metres depth. The best is the 10 metre intercept (817.22 - 827.22 metres down hole) which returned 1.38 g/t gold, 139 g/t (4.1 opt) silver, 0.11% copper, 2.62% lead and 11.8% zinc. This intercept is believed to be the down-dip extension of the Bridge Zone.  The gold and copper grades in all four intercepts are the highest and most consistent yet encountered on the project.  Significantly, broad zones of coarse marble and pervasive tungsten-bearing garnet skarn occur above, between and below the massive sulphide zones, but  no intrusions were seen in hole CM12-431 and very little of the sulphides encountered to date in the Pegaso Zone appear to be replacing skarn silicates.  These results suggest both that the near-intrusion source zone is nearby but has not yet been reached.

Table 4:  Pegaso Zone
Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Pb+ Zn (%)
CM12-431	730.15	731.40	1.25	0.42	75	0.029	0.54	4.42	4.96
and	817.55	827.55	10.00	1.38	139	0.113	2.62	11.80	14.43
including	821.10	823.00	1.90	2.35	203	0.124	4.44	15.02	19.46
including	824.37	827.55	3.18	1.12	194	0.172	3.25	13.01	16.25
and	856.78	859.90	3.12	2.42	332	0.149	6.65	2.48	9.13
and	877.00	897.15	20.15	1.31	45	0.073	0.76	4.98	5.74
and	899.45	902.90	3.45	0.30	188	0.052	5.64	5.31	10.95
including+	901.23	901.63	0.40	0.45	914	0.047	30.00	5.02	35.02
and*	927.50	989.10	61.60	0.78	89	0.127	2.05	7.32	9.37
including*	938.35	970.25	31.90	1.13	117	0.155	2.72	9.31	12.03
including*	939.05	953.25	14.20	0.94	141	0.152	2.57	13.95	16.53
including	958.30	964.43	6.13	3.16	196	0.328	5.91	6.19	12.10
+ Contains Pb overlimit (>30 wt%)
* Contains Zn overlimit (>30 wt%)

Quality Assurance and Control – Cinco de Mayo: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay and atomic absorption analysis.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

Summary of combined Upper Manto-Pegaso Zone results

Combining hole CM12-431 with holes CM12-392 and CM12-399, plus shallower drilling throughout the Upper Manto area (See press releases of March 22, May 17 and July 18, 2012), indicates that mineralization is continuous from 125 metres to 900 metres vertical depth, with a significant broadening in the Pegaso Zone between 800 and 900 metres depth. This broadening coincides with an increase in skarn alteration and increasing zinc, gold and copper grades – consistent with what MAG’s CRD zoning model predicts as a source zone is approached.  Overall, near-surface Upper Manto mineralization appears higher in silver and lead than deeper Pegaso Zone mineralization which is richer in zinc, copper and gold.  The combined vertical metals and alteration zoning and broadening of mineralization is typical in CRD systems worldwide and strongly indicates that the source intrusion is being approached.  The overall strength and style of mineralization and alteration further indicate that this source zone may be very large.  The strongest mineralization has been found within the overlap zone between the fault slices that host the shallow Jose Manto and the Bridge Zone, suggesting that this structurally complex zone acted as a major conduit for mineralizing fluids and perhaps intrusive emplacement. The degree of mineralization seen so far indicates that the source intrusion could be surrounded by very large-scale mineralization (see press release of May 17, 2012).

Because of the expense of drilling at these depths, MAG has contracted for the execution of an orientation 2 and 3 Dimensional Seismic survey to determine if the system can be better defined in this area before further deep drilling is undertaken. However, further exploration and drilling can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido (see below).

“Soil Use Change Permit” and surface access

As of May, 2012, exploration drilling permits in Mexico require a “Soil Use Change Permit,” reflecting conversion of land from agricultural to industrial use.  These permits incorporate verification of mining concession title, compliance with environmental norms, and surface access permissions.  The Ministry of Environment and Natural Resources (the “Ministry”) has received and approved the Company’s mining concession titles, acknowledging our mineral rights ownership.  The Ministry has also examined the Company’s water usage and road and drill pad reclamation programs, and advised that the Company has demonstrated compliance above and beyond environmental norms. Into the fourth quarter of 2012, the Company was in the process of negotiating ordinary course surface access permissions with the Ejido Benito Juarez (the “Ejido”) as the final component in the application for the necessary Soil Use Change Permits.

The Company had previously purchased 41 specific rights relating to relevant areas of the Cinco de Mayo project area for $660,000 from the Ejido members, who along with the Federal Agrarian Authority had ratified the purchase. The Company was awaiting formal title transfer of the surface rights, when certain members of the Ejido challenged the purchase claiming the 41 rights purchased represented a 41/421 undivided interest in the Ejido owned surface rights, rather than rights to exclusive areas of the property.  Given the Company’s long-standing and productive working relationship with this Ejido, MAG had anticipated obtaining the requisite access permission and final permit approval sometime in the first quarter of 2013. However, on November 17, 2012 at what the Company believes was an illegally constituted meeting, the Ejido voted to expel MAG from its Cinco de Mayo property and establish a 100 year mining moratorium over Northern Chihuahua.  The Company notes that the Ejido assembly has no ability at law to impose a ban on mining as mining is an activity that falls under Federal jurisdiction.

Ejido members challenged the meeting on the grounds that proper notice was not given, key signatures required to properly call the meeting were fraudulent, and that  the vote taken at the meeting was fraught with irregularities, including a significant number of votes being cast by unverified proxies.   A court hearing was held on February 6, 2013 in Chihuahua where the ejiditarios calling for the meeting to be declared illegal  presented their evidence.  The opponents who had organized the illegal meeting failed to appear in court on time and their testimony was dismissed by the judge.  The judge ordered the Ejido administration to provide original documents for the meeting, which to date they have failed to provide.  It is expected to take the judge one to two months to write his decision on the legality of the meeting once he has settled the original documents questions.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

MAG remains highly confident that the meeting and the illegal resolutions will be nullified. Once the expected nullification of the November 17, 2012 meeting is issued, the Company will ask government officials to oversee a new assembly meeting of the Ejido to ensure that the necessary procedural and governance rules are respected and the vote is properly conducted.  Permission of the Ejido assembly is required to obtain surface access, and although there is no certainty that a new vote would produce a favourable outcome for the Company, MAG believes that the opposition group and its supporters do not represent the will of the majority of the 421 voting members of the Ejido (or of the 12,000 other citizens in the project area).  MAG believes that it has the support of a majority of the members of the Ejido and that the requisite authorizations to complete its submission for the Soil use Change Permit will be obtained in due course.  Once the surface access permission is obtained, the permit approval process may take 1-3 months to process (during which time the Company will undertake the 2 and 3 Dimensional Seismic surveys referred to above).

The Company remains eager and willing to work with the Ejido and the greater community to define a comprehensive Corporate Social Responsibility Program (“CSR”) to coincide with the next phases of our exploration activity.  CSR commitments already presented to the Ejido include: repair to the existing medical clinic and staffing it with a full-time doctor and nurse; improving the infrastructure at the local elementary school; offering scholarships to the regional secondary, high school and college programs; developing micro-business opportunities in the town of Benito Juarez; and a cash component.  The Company believes that this proposed agreement, valued at approximately $500,000, is generous for the size and stage of the Cinco de Mayo exploration project and is rooted in the Company’s approach to business.  MAG’s goal is to continue its strong working relationship and ensure the Ejido and the greater community benefit from the expected successes and growth at Cinco de Mayo.

The Company believes the Ejido access issue is a temporary delay and is working to resolve the issue on a permanent basis with the Ejido, with the expectation of resuming drilling on the property late in 2013. In the interim, the Company has initiated metallurgical studies in anticipation of a PEA based on the Upper Manto resource.

Pozo Seco Molybdenum-Gold Zone

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the Cinco de Mayo project area.  Pozo Seco’s molybdenum mineralization is comparable in style to molybdenum-bearing mineralization that occurs in the proximal parts of several of the largest Mexican CRD systems, but is many times more extensive than the largest known occurrence in the San Martin-Sabinas skarn-CRD system in Zacatecas.  Further, Pozo Seco style gold-bearing silicified limestone breccias (jasperoids) are also common in Mexican CRD systems, but again the Pozo Seco gold mineralized jasperoid is substantially larger than the largest known occurrence in the Santa Eulalia CRD-skarn system in central Chihuahua.

This mineralization is taken as additional evidence that a very large scale CRD system exists at Cinco de Mayo.

In 2010 the Company released an independently prepared first Mineral Resource estimate for the Pozo Seco deposit.  Since that time, the Company has worked with three different respected metallurgical laboratories in order to find the best technical solution and associated flow sheet for recovering both oxidized molybdenum and free-milling gold from the Pozo Seco resource.  Metallurgical test work indicates that recoveries of both molybdenum and gold are sufficient to warrant the commencement of a PEA, and MAG has engaged Roscoe Postle Associates Inc. (“RPA”) and Samuel Engineering to carry out a Preliminary Economic Assessment (“PEA”).  The PEA was originally expected to be completed in 2012, but has been extended to include a marketing study on ammonium dimolybdate (ADM), an intermediate product, that if marketable, would reduce the overall operating and capital costs for the project.  The PEA is now expected in the fourth quarter of 2013.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

The Pozo Seco surface rights are privately owned, and the Company has an access agreement currently in place.  The Ejido situation referred to above (“Soil Use Change Permit” and surface access) does not impact Pozo Seco.

Lagartos Properties

The Company owned a combined 135,000 hectare land package along the Fresnillo Silver Trend, a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  The package has two major claim groups (‘Lagartos NW’ and ‘Lagartos SE’) and various smaller associated claim groups (‘Lagartos V’ and ‘Lagartos X’), collectively the “Lagartos Properties.”  The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546.  Lagartos NW covers the immediate northwestern projection of the geology and structure of the Fresnillo Mining District into a broad alluvial valley punctuated by volcanic outcrops showing high-level alteration styles and mercury showings virtually identical to those that led to the Juanicipio discovery.

To December 31, 2012, the Company has incurred $13,044,712 on exploration and evaluation costs on the Lagartos properties.  During the year ended December 31, 2012, the Company expended $1,027,228 on exploration and evaluation on the combined Lagartos properties (2011: $1,437,812), primarily in the first quarter of the year where drilling on the ‘LAG V’ claim totaled 619 metres in one hole testing the El Orito Structure.  However, more holes will be required to investigate the structure at depth. Field mapping and sampling was initiated during the third quarter on the Lagartos V claim, near the town of Sombrerete, Zacatacas within Lagartos NW.

At December 31, 2012 the Company wrote-off the Lagartos X claim for an amount of $896,099, as exploration results failed to meet the Company’s criteria for maintaining the property.  The Lagartos X claim of 22,800 hectraes was geographically isolated from the other Lagartos property claims, suggesting the cost recoverability analysis under International Financial Reporting Standards (“IFRS”) had to be assessed independently of the other Lagartos property claims.

Subsequent to year end, the Company reduced its land claim holdings on both the Lagartos NW and Lagartos SE packages.   The Company’s claims now cover approximately 60,000 hectares or 53% of the original Lagartos claims.  However, the Company believes the remaining claims are the more prospective claims, and that the recoverable value of these claims remains equal to or in excess of the remaining accumulated costs of $12,148,613.  Therefore, no further write downs have been taken on the Lagartos properties.

The Company’s planned expenditures for the Lagartos Properties in 2013 is approximately $400,000.

Mojina

The Mojina Property is located in northern Chihuahua State 5 kilometres from the town of Ricardo Flores Magon and 40 kilometres south of the Company’s Cinco de Mayo property. Mojina is easily accessed from a paved highway and unpaved roads and tracks. Mojina lies along the main strand of the Mexican CRD Belt along the same structure and in the same stratigraphic section as Cinco de Mayo. A small former mine is located on the property which reported limited but high grade past production, estimated at 125,000 tonnes grading 80-330 g/t (2.3 - 10 opt) silver, 2-4 g/t gold and 8-10% lead from oxidized manto ores between 1954 and 1972.

On March 30, 2010, the Company entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% NSR royalty, half of which can be purchased at any time for $1,250,000.  Under the terms of the agreement, the Company paid $35,000 upon signing the agreement and an additional $65,000 in 2010, an additional $61,181 in 2011, and an additional $81,132 in January 2012.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totalling C$805,000 through 2015 (including C$150,000 made subsequent to year end), and incur cumulative qualifying exploration expenditures totalling $2,500,000 over five years to 2015, including expenditures of $800,000 by March 31, 2013 which have been completed. To December 31, 2012, the Company had incurred $1,424,871 in exploration and evaluation costs, including $1,116,620 in qualifying expenditures under the agreement.

On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned claims.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

During the year ended December 31, 2012, the Company expended $407,037 in exploration on the Mojina Property (2011: $583,342).  The Company plans to expend approximately $575,000 on the exploration program for the Mojina Property in 2013.

Esperanza Joint Venture

During the year ended December 31, 2010, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 km SE of the city of Durango on the border between Durango and Zacatecas States.  Pursuant to the agreement, the Company paid $47,315 upon signing the agreement in 2010, $102,070 in 2011, and a further $150,769 in 2012.  To earn its 60% interest in the property, the Company would have to make an additional cash payment of C$200,000 on September 1, 2013 and incur additional exploration expenditures of approximately $2.5 million in stages to September 1, 2014.  During the year ended December 31, 2012, the Company expended $1,471,735 (2011: $602,705) in exploration and evaluation expenditures on the property. After a review of assay results to date, the Company assessed the recoverability of costs incurred and determined that exploration and evaluation costs totaling $2,468,380 should be written down to nil as of December 31, 2012.

The Don Fippi (Batopilas) Property

The 100%-owned Batopilas project covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua.  Previous exploration work in 2010, included mapping and sampling along a new road being built across the property by the State of Chihuahua.  Construction of the road was suspended during the 2011 rainy season and resumed east of the district in late 2012.  Work is expected to return to the project area in late 2013 but until the road is advanced, MAG cannot move forward on drilling the high-quality targets that remain in this high priority area.

The Company expended $53,787 at Batopilas during the year ended December 31, 2012 (2011: $57,527), primarily on holding costs. To December 31, 2012, the Company has incurred $6,189,294 on exploration and evaluation costs on the property.  The 2013 planned expenditures on the property are approximately $54,000 relating primarily to property maintenance.

Other Properties

The Company’s remaining properties consist of the Nuevo Mundo claims, the Guigui claim options and the Lorena claims.

Nuevo Mundo

The Nuevo Mundo Property abuts the eastern side of Goldcorp’s “Camino Rojo” property in northern Zacatecas State.  According to public records, Camino Rojo is reported to contain a 2.3 million ounce gold resource.  Although Camino Rojo was largely a blind discovery, it is known to have a strong and characteristic Induced Polarization signature.  Alternatives for this property are currently under review by the Company.

During the year ended December 31, 2012, the Company expended $108,815 (2011: $234,382) in exploration and evaluation costs at Nuevo Mundo and accumulated expenditures on the property total $1,325,306 to date. The 2013 planned expenditures at Nuevo Mundo are approximately $256,000.

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp. Strong aerial magnetic anomalies remain to be drilled. The Company incurred $49,484 (2011: $50,010) in costs on Guigui during the year ended December 31, 2012, primarily to maintain the property.  Accumulated exploration and evaluation expenditures to date on the property total $2,902,298.  The 2013 planned exploration program is approximately $100,000 relating primarily to property maintenance.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

Lorena

The La Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. No drilling or field work has been carried out and the claim group was significantly reduced during 2010.  One drill target has been identified, but surface access needs to be resolved first. Negotiations to access the principal drill target from a different direction are in process.

The Company expended $101,726 (2011: $91,686) in exploration and evaluation costs at La Lorena during the year ended December 31, 2012 and cumulative expenditures to date total $1,214,214.  The 2013 planned expenditures at Lorena are approximately $730,000.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the IASB):

Quarter Ending	Revenue(1)	Net Income (Loss)(2)	Net Loss per share
December 31, 2012	61,890	$(6,147,126)	$(0.10)
September 30, 2012	$28,521	$(3,609,463)	$(0.06)
June 30, 2012	$52,151	$(1,803,362)	$(0.03)
March 31, 2012	$71,180	$(754,371)	$(0.01)
December 31, 2011	$200,791	$(3,787,408)	($0.07)
September 30, 2011	$98,672	$(3,049,184)	$(0.05)
June 30, 2011	$105,561	$37,430 (3)	$0.00
March 31, 2011	$107,370	$(1,451,582)	$(0.03)

Notes:
(1)
The Company’s only source of revenue during the quarters listed above was interest earned on bank cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates. The Company has no operating revenues.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments and property write-offs) as described above at “Financial Performance” and below in “Fourth Quarter.”

(3)	The results for the quarter ended June 30, 2011 include an arbitration award of $1,858,120 received from Fresnillo plc.

FOURTH QUARTER

For the three months ended December 31, 2012, the Company incurred a net loss of $6,147,126 compared to a loss of $3,787,408 in the comparable prior quarter.  The net loss increased compared to the prior quarter primarily due to increased exploration and evaluation write-offs and higher share base payment expense.  Exploration and evaluation costs written off in the three months ended December 31, 2012 amounted to $3,364,479 (2011: $531,515) where the Esperanza property option was written off in its entirety ($2,468,379) and a claim under the Lagartos properties (“Lagartos X”) was also written off ($896,099) (see “Results of Operations” above).  In the three months ended December 31, 2011 the San Ramone property was written off totaling $531,515.  During the three months ended December 31, 2012, the Company granted 300,000 stock options (2011: nil), and recorded $980,401 (2011: $431,204) of share based payment expense (a non cash item) relating to stock options both granted and vesting to employees and consultants in the period. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model, assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2011: n/a), an annual risk free interest rate of 1.31% (2011: n/a), and expected option lives of three years.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

Offsetting the loss in the three months ended December 31, 2012 was a foreign exchange gain in of $317,350 (2011: loss of $120,463) resulting from holding US$ in Company’s parent entity (where the functional currency is C$), while the US$ strengthened against the C$.  In the three months ended December 31, 2012, the Company also recorded a currency translation loss of $520,268 (2011: gain of $888,083) in OCI, resulting from the translation from C$ to US$ of the Company’s parent entity, which has a C$ functional currency. The C$ as measured against the US$ was 1.0051 at December 31, 2012, compared to 1.0171 US$/C$ at September 30, 2012.

In the quarter ended December 31, 2012, 249,853 stock options were exercised for cash proceeds of $1,595,188 (2011: nil). Operationally, in the three months ended December 31, 2012, the Company incurred $1,339,400 on exploration and evaluation expenditures (2011: $2,101,240) on its 100% owned properties and two optioned properties (Mojina and Esperanza), and the Company incurred direct expenditures on the Juanicipio property of $96,777 (2011: $166,117), and its share of joint venture advances for the quarter amounted to $1,277,760 (2011: $572,000).

OUTLOOK

The Company continues to explore its properties in Mexico and intends to enhance its project portfolio through successful exploration and project development.  The Company’s working capital position remains strong and the Company continues to execute its business plan prudently.  The Company reviews and assesses the carrying amount of its exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration.  Based on its analysis, and on current and expected metals prices and cost structures, management has determined that the values of the Company’s exploration and evaluation assets and of its investment in associates, have not been impaired at this time. However, should current market conditions deteriorate and commodity prices decline for a prolonged period of time, an impairment of mineral properties may be required.

Minera Juanicipio Outlook

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times per year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  With the completion of the AMC Study which recommended the advancement of the project (see ‘Results of Operations, Juancipio Property’ above), MAG and Fresnillo now have a framework on which the joint venture Technical Committee can build upon for the continued advancement of the Juanicipio Project.

Minera Juanicipio is currently still operating under the two approved budgets from 2012, an $8.5 million exploration budget and the $25.4 million development budget.  There is approximately $2.2 million or 7,000 metres of the 2012 exploration budget that was not completed in 2012 and is currently being expended and drilled in 2013. The 2013 exploration budget will be determined in the second quarter of 2013, likely at the next meeting of the Technical Committee.  The budgeted $25.4 million underground development program was originally budgeted for $10.0 million in 2012 and the remaining $15.4 million for 2013, but the majority of this budget has been rolled over into 2013 and the early part of 2014.

Fresnillo now reports that it expects the underground decline ground breaking to commence in the second quarter of 2013.  Five different contractors from North and South America have been asked to tender for the decline construction and a decision is pending.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

Currently, there are a total of 11 drills operating on the property in various work categories from exploration to water studies with two more coming in for infill drilling at Valdecañas.

Cinco de Mayo Outlook

Further exploration and drilling can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido (see ‘“Soil Use Change Permit” and surface access’ above).  The Company believes the Ejido access issue is a temporary delay and is working to resolve the issue on a permanent basis with the Ejido, with the expectation of resuming drilling on the property late in 2013.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at March 27, 2013, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price	Life
Capital Stock	60,141,718
Stock Options	3,678,959	$5.32 - $12.19	3 months to 5 years
Diluted	63,820,677

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2012 the Company had 60,023,835 common shares issued and outstanding (2011: 55,667,139).

At December 31, 2012, the Company had working capital of $40,492,095 (2011: $25,779,667), including cash of $40,621,158 (2011: $26,217,409).  Included in the cash and working capital are proceeds from a completed brokered private placement for 3,526,210 common shares of the Company at a price of C$9.40 per share, which closed on September 5, 2012.  Gross proceeds of the placement totaled $33,451,321, and the Company paid a 5.25% commission of $1,756,194 to the underwriters on this placement, and legal and filing costs totaled an additional $408,774, for net proceeds of $31,286,353.  The Company intends to use the net proceeds from the offering to fund its share of the recently approved permitting and underground development program for Juanicipio, for the exploration advancement of Cinco de Mayo and its other properties, and for general corporate purposes.  No financings were completed in 2011.

Accounts receivable as at December 31, 2012 totaled $572,295 (2011: $805,106) and is comprised primarily of Mexican value added taxes (“IVA”) repayable to the Company by the Government of Mexico, and is all current in receipts. Current liabilities at December 31, 2012 amounted to $1,315,261 (2011: $1,845,968) and are attributable primarily to accrued exploration expenses.

The primary use of cash during the year ended December 31, 2012 was for exploration and evaluation expenditures totaling $11,981,221 (2011: $9,014,714). During the year ended December 31, 2012, the Company also expended on its own account and through advances to Minera Juanicipio $4,577,611 (2011: $2,583,367) on the Juanicipio property. The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The Company’s primary source of capital has been from the sale of equity.

During the year ended December 31, 2012, 824,901 stock options were exercised for cash proceeds of $5,464,805 (2011: 505,525 stock options for cash proceeds of $1,978,174), and an additional 20,000 stock options were exercised under a cashless exercise provision of the plan whereby the Company paid $13,735 in employee withholding taxes and issued 5,585 shares in settlement of the stock options (2011: nil).

In the years ended December 31, 2012 and 2011 there were no shares issued for mineral properties.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

The Company currently has sufficient working capital ($40.5 million at present) to maintain all of its properties and currently planned programs through 2013.  However, the Company will require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio project.  It is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will therefore depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and development, and its corporate activities.

Contractual Obligations

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

Option Payments Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Mojina Property Option (1)	$ 663,366	$ -	$ 663,366	$ -	$ -
Cinco De Mayo (2)	148,075	18,075	130,000	-	-
Subtotal - Option Payments	$ 811,441	$ 18,075	$ 793,366	$ -	$ -

Option Payments -Exploration & Evaluation
Mojina Property Option (1)	1,383,380	-	1,383,380	-	-
Subtotal - Exploration & Evaluation	$ 1,383,380	$ -	$ 1,383,380	$ -	$ -

Option Payments and Exploration Expenditures – Total	$ 2,194,821	$ 18,075	$ 2,176,746	$ -	$ -

Office Lease	293,056	167,461	125,595	-	-
Total Obligations	$ 2,487,877	$ 185,536	$ 2,302,341	$ -	$ -

(1)	Mojina Property option consists of $1,383,380 in further exploration commitments and $663,366 in property option payments.

(2)	Cinco De Mayo property option payments of $148,075 on two auxiliary claims acquired in 2010.

Other contractual obligations include a 2.5% NSR royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 4.5% NSR royalty on the interest in the Don Fippi mining concessions located in the Batopilas, and a 2.5% NSR royalty under the terms an agreement dated March 30, 2010, whereby the Company entered into an option agreement to earn a 100% interest in the Mojina Property.

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The scale and scope of the Juanicipio project will require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will need to raise additional capital in the future and is currently evaluating debt, equity, and other financing alternatives.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated surface access negotiations with the Ejido (see ‘“Soil Use Change Permit” and surface access’ above).

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company’s obligations under its property option agreements and the Minera Juanicipio joint venture (see “Contractual Obligations” above), there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see ‘Liquidity and Capital Resources’ above).

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 27, 2012 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars, US dollars or Mexican Pesos. The Company also has cash and certain liabilities denominated in Canadian dollars and Mexican Pesos.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the audited consolidated financial statements of the Company as at December 31, 2012).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  These companies have a common director with the Company, however, all transactions are incurred in the normal course of business, and are measured at the exchange amount which was the consideration established and agreed to by the noted parties, and represents a fair market value for services rendered.  A significant portion of the expenditures which are incurred on the Company’s behalf, are charged to Company on a “cost + 10%” basis typical of industry standards.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

During the year ended December 31, 2012, the Company accrued or paid Cascabel and IMDEX consulting and administration fees and reimbursement of travel costs totaling $321,723 (December 31, 2011: $327,983) and exploration reimbursements and other field costs totaling $2,374,816 respectively (December 31, 2011: $2,480,698) under the Field Services Agreement.  Included in trade and other payables at December 31, 2012 is $501,495 related to these services (December 31, 2011: $431,946).

The Company is obligated to a 2.5% NSR royalty to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2012 (%)	2011 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

Compensation of Key Management Personnel including Directors

During the year, compensation of key management personnel was as follows:

	Year ended December 31
	2012	2011
Salaries and other short term employee benefits	$ 1,383,653	$ 1,290,137
Share based payments	2,798,726	2,505,783
	$ 4,182,379	$ 3,795,920

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards(“IFRS”) as issued by the International Accounting Standards Board (“IASB”), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) deferred income tax provision and (iv) share based payments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s audited consolidated financial statements of the Company as at December 31, 2012 for a description of all of the significant accounting policies.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiter rates, and expected lives of the options.

CHANGES IN ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accounting policies set out below have been applied consistently to all periods presented herein, and with the exception of the change in presentation currency effective January 1, 2012. The accounting policies have been applied consistently by the Company and its subsidiaries for all periods presented.

Functional currency and change in presentation currency

The functional currency of parent company, MAG, is the Canadian dollar (“C$”) and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar (“US$”). Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

Effective January 1, 2012, the Company changed its presentation currency from the C$ to the US$. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry.  In making this change to the US$ presentation currency, the Company followed the guidance in IAS 21 The Effects of Changes in Foreign Exchange Rates and have applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. In accordance with IAS 21, the financial statements for all years and periods presented have been translated to the US$ new presentation currency as follows:

•
All assets and liabilities have been translated from their functional currency into the new US$ presentation currency using the closing current exchange rate at the date of each statement of financial position (December 31, 2011: $0.9833US  ; January 1, 2011: $1.0054US )

•	Income and expenses for each statement of loss and comprehensive loss presented have been retranslated at average exchange rates prevailing during each reporting period;

•	Equity balances have been retrospectively translated at historical rates prevailing during the period incurred; and

•	All resulting exchange differences have been recognized in other comprehensive income and accumulated as a separate component of equity (cumulative translation adjustment).

The loss per share for the year previously reported as C$0.15 is reported under the US$ presentation currency as $0.15.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

IAS 1, Presentation of Financial Statements, retains current IAS 1 presentation standards, but requires disclosure of Other Comprehensive Income (Loss) items distinguishing between those that are recycled to profit and loss and those that are not recycled. Retrospective application is required, and the standard is effective for annual periods beginning on or after July 1, 2012.

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2015, with early application permitted.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013.

IAS 27 Consolidated and Separate Financial Statements, as amended in May 2011, provides guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements. It will have no impact on consolidated financial statements and is effective for annual periods beginning on or after January 1, 2013.

IAS 28 Investments in Associates as amended in May 2011, provides detailed guidance on the application of the equity method to associates, subsidiaries and joint ventures (previously excluded from this standard),  and is effective for annual periods beginning on or after January 1, 2013.

IFRS 10, 11, and 12 and IAS 27 and 28 must be adopted concurrently. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2012 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in each of the past four years to assist in the assessment of its disclosure controls and procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at December 31, 2012.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2012

SUBSEQUENT EVENTS

Subsequent to December 31, 2012:

a)	The Company issued 117,883 common shares pursuant to the exercise of stock options between C$6.32 and C$7.42 per share for aggregate proceeds of C$855,021;

b)	266,875 stock options with an exercise price of C$12.91 expired unexercised; and,

c)
The Company granted 100,000 inducement stock options to a new officer of the Company, exercisable at C$9.61 per share, with a term of five years, and vesting 33,334 immediately, 33,333 after 12 months and 33,333 after 24 months from the date of grant.